[Thermadyne Holdings Corporation Letterhead]
August 21, 2009
Correspondence Filing via EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thermadyne Holdings Corporation
Form 10-K for the Year Ended December 31, 2008
Filed March 11, 2009
File No. 1-13023
Dear Mr. Vaughn:
          On behalf of Thermadyne Holdings Corporation (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as required by your letter of August 7, 2009 to the undersigned. For your convenience, we have repeated the Commission’s comment below before our response.
Item 11. Executive Compensation
Director Compensation, page 18
1.	Regarding your response to prior comment 1, we are unable to conclude that no disclosure is required pursuant to Regulation S-K Item 402(a)(2) for the director fees that are earned by Mr. Pattelli, subsequently paid to Angelo, Gordon and then “...applie[d]...to the applicable funds and client accounts that hold investments in the Company.” Please see the first sentence of Item 402(a)(2), which reads in relevant part that “[t]his Item requires clear, concise and understandable disclosure of all plan and non-plan compensation awarded to, earned by, or paid to...directors covered by paragraph (k) of this Item...” (emphasis added). Accordingly, we reissue prior comment 5 from our letter dated May 18, 2009.
Response:
We confirm that in future filings we will include disclosure in the director compensation table of the director fees paid to Angelo, Gordon & Co., L.P. in lieu of Mr. Pattelli. We also will provide a narrative description of any material factors necessary to an understanding of the director compensation disclosed in the table relating to such fees, consistent with our prior disclosure and our response to the Staff’s prior comment 1.

Mr. Kevin L. Vaughn
August 21, 2009

In addition, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you should have any questions or require any further information regarding this matter, please contact the undersigned at (636) 728-3107 or Nick H. Varsam, the Company’s Vice President, General Counsel and Corporate Secretary, at (636) 728-3084.

Sincerely,
/s/ Steven A. Schumm
Steven A. Schumm
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

cc:	David Burton/Securities and Exchange Commission
Celia Soehner/Securities and Exchange Commission
Mary Beth Breslin/Securities and Exchange Commission
Martin James/Securities and Exchange Commission
Paul Melnuk/Thermadyne Holdings Corporation
Nick H. Varsam/Thermadyne Holdings Corporation
David W. Braswell/Armstrong Teasdale LLP
Rick Andrews/KPMG LLP